UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Magnum Opus Acquisition Limited

(Name of Issuer)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one half of one redeemable warrant

(Title of Class of Securities)

G5S70A120

(CUSIP Number)

December 31, 2021

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. G5S70A120	13G/A	Page 1 of 7

1.	Name of Reporting Persons. China Investment Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G5S70A120	13G/A	Page 2 of 7

1.	Name of Reporting Persons CIC International Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G5S70A120	13G/A	Page 3 of 7

1.	Name of Reporting Persons Best Investment Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G5S70A120	13G/A	Page 4 of 7

Item 1(a) Name of Issuer

Magnum Opus Acquisition Limited

Item 1(b) Address of Issuer’s Principal Executive Offices

Unit 1009, ICBC Tower

Three Garden Road

Central, Hong Kong

Item 2(a) Name of Persons Filing

China Investment Corporation

CIC International Co., Ltd.

Best Investment Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of China Investment Corporation, CIC International Co., Ltd. and Best Investment Corporation is as follows:

New Poly Plaza

No. 1 Chaoyangmen Beidajie

Dongcheng District

Beijing 100010

People’s Republic of China

Item 2(c) Citizenship

China Investment Corporation, CIC International Co., Ltd. and Best Investment Corporation are established under the Company Law of the People’s Republic of China.

Item 2(d) Title of Class of Securities

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one half of one redeemable warrant.

Item 2(e) CUSIP Number

G5S70A120

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

The number of Units beneficially owned by China Investment Corporation, CIC International Co., Ltd. and Best Investment Corporation is as follows:

CUSIP No. G5S70A120	13G/A	Page 5 of 7

Reporting Person	Amount Beneficially Owned		Percent of Class
China Investment Corporation	0		0%
CIC International Co., Ltd.	0		0%
Best Investment Corporation	0		0%

Reporting Person	Voting Power		Dispositive Power
	Sole	Shared	Sole	Shared
China Investment Corporation CIC International Co., Ltd.	0 0	0 0	0 0	0 0
Best Investment Corporation	0	0	0	0

China Investment Corporation is a wholly state-owned company incorporated under the laws of the People's Republic of China. By virtue of China Investment Corporation controlling CIC International Co., Ltd., which controls Best Investment Corporation, China Investment Corporation and CIC International Co., Ltd. may be deemed to share beneficial ownership of the Units beneficially owned by Best Investment Corporation.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☒

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G5S70A120	13G/A	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of January 28, 2022.

CHINA INVESTMENT CORPORATION

By:	/s/ PENG, Chun
Name:	PENG, Chun
Title:	Chairman & Chief Executive Officer

CIC INTERNATIONAL CO., LTD.

By:	/s/ PENG, Chun
Name:	PENG, Chun
Title:	Chairman & Chief Executive Officer

BEST INVESTMENT CORPORATION

By:	/s/ GUO, Xiangjun
Name:	GUO, Xiangjun
Title:	President & Executive Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated April 1, 2021 (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on April 1, 2021)